UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE
ACT OF 1934
(Amendment No. 3)
iPAYMENT, INC.

(Name of the Issuer)
iPAYMENT, INC.
iPAYMENT MERGERCO, INC.
iPAYMENT HOLDINGS, INC.
GREGORY S. DAILY
CARL A. GRIMSTAD

(Name of the Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
46262E 10-5

(CUSIP Number of Class of Securities)

GREGORY S. DAILY
AFSHIN M. YAZDIAN	CARL A. GRIMSTAD
Executive Vice President,	iPAYMENT HOLDINGS, INC.
General Counsel and Secretary	iPAYMENT MERGERCO, INC.
iPayment, Inc.	c/o Registered Agent Solutions, Inc.
40 Burton Hills Boulevard, Suite 415	32 Loockerman Square, Suite 109
Nashville, Tennessee 37215	Dover, Delaware 19904

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Person(s) Filing Statement)

COPIES TO:

MARK L. MANDEL, ESQ.
White & Case LLP	JEFFREY J. ROSEN, ESQ.
1155 Avenue of the Americas	GREGORY V. GOODING, ESQ.
New York, New York 10036	Debevoise & Plimpton LLP
919 Third Avenue
PATRICK J. DOOLEY, ESQ.	New York, New York 10022
Akin Gump Strauss Hauer & Feld LLP
590 Madison Aveune
New York, New York 10022
This statement is filed in connection with (check the appropriate box):
a. ☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☐ A tender offer.
d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.☐
Check the following box if the filing is a final amendment reporting the results of the transaction.☑

CALCULATION OF FILING FEE*

TRANSACTION VALUATION	AMOUNT OF FILING
$637,574,987	$68,073
* Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): The filing fee of $68,073 was calculated pursuant to Rule 0-11(c)(1) based upon the sum of: (a) the product of 13,987,635 shares of common stock of iPayment, Inc. outstanding as of January 16, 2006 (which figure excludes 3,737,546 shares owned by iPayment Holdings, Inc. and iPayment MergerCo, Inc., including shares to be delivered to iPayment Holdings, Inc. by Gregory S. Daily, Carl A. Grimstad and certain parties related to them immediately prior to the effective time of the merger) and the merger consideration of $43.50 per share (equal to $608,462,123), and (b) the difference between the merger consideration of $43.50 per share and the exercise price per share of each of 1,276,595 outstanding options to purchase shares of iPayment, Inc. common stock in which the exercise price per share is less than $43.50 per share, multiplied by the number of shares of iPayment, Inc. common stock issuable upon exercise of each such option (equal to $29,112,864). The resulting sum was multiplied by $107.00 per $1,000,000 of the aggregate merger consideration of $637,574,987.
☑Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$68,073

Form or Registration No.:	Schedule 14A

Filing Party:	iPayment, Inc.

Date Filed:	February 6, 2006
INTRODUCTION
This final Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Amendment”) is being jointly filed by: (1) iPayment, Inc., a Delaware corporation (“iPayment”) and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) iPayment Holdings, Inc., a Delaware corporation newly formed by Gregory S. Daily, Carl A. Grimstad and certain related parties (“Holdings”); (3) iPayment MergerCo, Inc., a Delaware corporation and wholly-owned subsidiary of Holdings (“MergerCo”); (4) Gregory S. Daily, the Chairman and Chief Executive Officer of iPayment; and (5) Carl A. Grimstad, the President of iPayment. iPayment, Holdings, MergerCo, Gregory S. Daily, and Carl A. Grimstad are hereinafter collectively referred to as the “Filing Persons.” This Amendment amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, Amendment No. 1 thereto filed by the Filing Persons and Amendment No. 2 filed by the Filing Persons on February 6, 2006, March 16, 2006 and April 5, 2006, respectively, with the Securities and Exchange Commission.
Pursuant to an Agreement and Plan of Merger, dated as of December 27, 2005 (the “Merger Agreement”), among Holdings, MergerCo and iPayment, MergerCo was merged with and into iPayment with iPayment remaining as the surviving corporation, effective May 10, 2006.
On April 5, 2006, iPayment filed with the Securities and Exchange Commission a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of stockholders of iPayment at which the stockholders of iPayment considered and voted upon, among other things, a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby. A copy of the Proxy Statement is incorporated by reference herein as Exhibit (a)(1) and a copy of the Merger Agreement has been filed as Appendix A to the Proxy Statement.
The purposes of this Amendment is to file a final amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 pursuant to Rule 13e-3(d)(3) of the Exchange Act. The information set forth in the Proxy Statement including all appendices thereto, is hereby expressly incorporated herein by reference in answer to Items 1 through 15 of this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Proxy Statement. The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person that iPayment is “controlled” by Holdings, MergerCo, Gregory S. Daily or Carl A. Grimstad.

ITEM 15. ADDITIONAL INFORMATION.
(b) Other Material Information. On May 10, 2006, MergerCo filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which MergerCo was merged with and into iPayment, with iPayment as the surviving corporation (the “Merger”). The Merger became effective as of the date of the filing, at which time (i) each share of iPayment’s common stock outstanding (other than shares of iPayment’s common stock held by Holdings or any of its subsidiaries immediately prior to the effective time of the merger, shares of iPayment’s common stock held by iPayment or any of its subsidiaries and shares, if any, held by iPayment’s stockholders who have perfected their appraisal rights under Delaware law) was converted into the right to receive $43.50 in cash, without interest, upon surrender and acceptance of the certificate for such share to iPayment’s paying agent, and (ii) each outstanding option to purchase iPayment’s common stock was canceled and, upon surrender of such options or delivery of a written acknowledgement by the optionholder that all options held by such optionholder have been canceled, such holder will be entitled to a cash payment in an amount equal to the excess, if any, of $43.50 over the applicable exercise price per share of common stock subject to such stock option multiplied by the number of shares of common stock for which such stock option was exercisable immediately prior to cancellation. As a result of the Merger, iPayment’s common stock will no longer be publicly traded and, effective at the close of business on May 10, 2006, iPayment’s common stock was delisted from The Nasdaq National Market.
iPayment has supplied all information contained in the Proxy Statement and this Schedule 13E-3 relating to iPayment, its subsidiaries and their respective directors, officers and affiliates. Holdings has supplied all information contained in the Proxy Statement and this Schedule 13E-3 relating to Holdings, MergerCo, Gregory S. Daily and Carl A. Grimstad (other than solely in their respective capacities as directors and officers of iPayment), and the other prospective stockholders of Holdings.
ITEM 16. EXHIBITS.
(a)(1) Definitive Proxy Statement (incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission on April 4, 2006).
(a)(2)(1) Press Release issued by iPayment, Inc. dated December 27, 2005 (incorporated herein by reference to the current report on Form 8-K as filed with the Securities and Exchange Commission on December 27, 2005).
(a)(5) Press Release issued by iPayment, Inc. dated May 10, 2006 (incorporated herein by reference to the current report on Form 8-K as filed with the Securities and Exchange Commission on May 10, 2006).
(b) Not applicable.
(c)(1) Opinion of Lazard Frères & Co. LLC, dated December 27, 2005 (incorporated herein by reference to Appendix B to Schedule 14A as filed with the Securities and Exchange Commission on April 4, 2006).

(c)(2) Lazard Frères & Co. LLC Presentation to the Special Committee of the Board of Directors, dated December 27, 2005.*†
(c)(3) Lazard Frères & Co. LLC Presentation to the Special Committee of the Board of Directors, dated November 3, 2005.*†
(c)(4) Lazard Frères & Co. LLC Presentation to the Special Committee of the Board of Directors, dated October 12, 2005.*†
(c)(5) Lazard Frères & Co. LLC Presentation to the Special Committee of the Board of Directors, dated July 15, 2005.*†
(d) Agreement and Plan of Merger, dated as of December 27, 2005, by and among iPayment MergerCo, Inc., iPayment Holdings, Inc. and iPayment, Inc. (incorporated herein by reference to
Appendix A to Schedule 14A as filed with the Securities and Exchange Commission on April 4, 2006).
(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to Schedule 14A as filed with the Securities and Exchange Commission on April 4, 2006).
(g) Not applicable.

* Previously filed
† Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to an application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 10, 2006

iPAYMENT, INC.

By:	/s/ Clay M. Whitson
Clay M. Whitson Chief Financial Officer and Director

iPAYMENT HOLDINGS, INC.

By:	/s/ Gregory S. Daily
Gregory S. Daily President

iPAYMENT MERGERCO, INC.

By:	/s/ Gregory S. Daily
Gregory S. Daily President

/s/ Gregory S. Daily
Gregory S. Daily

/s/ Carl A. Grimstad
Carl A. Grimstad

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)	Definitive Proxy Statement (incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission on April 4, 2006).

(a)(2)(1)	Press Release issued by iPayment, Inc. dated December 27, 2005 (incorporated herein by reference to the current report on Form 8-K as filed with the Securities and Exchange Commission on December 27, 2005).

(a)(5)	Press Release issued by iPayment, Inc. dated May 10, 2006 (incorporated herein by reference to the current report on Form 8-K as filed with the Securities and Exchange Commission on May 10, 2006).

(b)	Not applicable.

(c)(1)	Opinion of Lazard Frères & Co. LLC, dated December 27, 2005 (incorporated herein by reference to Appendix B to Schedule 14A as filed with the Securities and Exchange Commission on April 4, 2006).

(c)(2)	Lazard Frères & Co. LLC Presentation to the Special Committee of the Board of Directors, dated December 27, 2005.*†

(c)(3)	Lazard Frères & Co. LLC Presentation to the Special Committee of the Board of Directors, dated November 3, 2005.*†

(c)(4)	Lazard Frères & Co. LLC Presentation to the Special Committee of the Board of Directors, dated October 12, 2005.*†

(c)(5)	Lazard Frères & Co. LLC Presentation to the Special Committee of the Board of Directors, dated July 15, 2005.*†

(d)	Agreement and Plan of Merger, dated as of December 27, 2005, by and among iPayment MergerCo, Inc., iPayment Holdings, Inc. and iPayment, Inc. (incorporated herein by reference to Appendix A to Schedule 14A as filed with the Securities and Exchange Commission on April 4, 2006).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to Schedule 14A as filed with the Securities and Exchange Commission on April 4, 2006).

(g)	Not applicable.

* Previously filed
† Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to an application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.